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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
                 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
            SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                             Commission File Number
                                    333-09392


                        IXOS SOFTWARE AKTIENGESELLSCHAFT
             (Exact name of registrant as specified in its charter)

                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                                     Germany
                              (011)(49)(89) 46 290

       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


     American Depositary Shares, evidenced by American Depositary Receipts, each representing one Bearer Ordinary Share, and
                 Bearer Ordinary Shares, without par value, but
                      with a notional value (euro)1.00 per
                    share (Title of each class of securities
                              covered by this Form)


                                      None
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)                Rule 12h-3(b)(1)(i)
         Rule 12g-4(a)(1)(ii)               Rule 12h-3(b)(1)(ii)
         Rule 12g-4(a)(2)(i)        X       Rule 12h-3(b)(2)(i)
         Rule 12g-4(a)(2)(ii)               Rule 12h-3(b)(2)(ii)
                                            Rule 15d-6

Approximate number of holders of record as of the certification or notice date:
IXOS has 0 ADR holders and 0 ADRs outstanding. The Company identified a total of 13 shareholder deposits owned by U.S. residents.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 15, 2004



                                    IXOS SOFWARE AKTIENGESELLSCHAFT


                                    By /s/ Robert Hoog
                                       --------------------------
                                          Robert Hoog
                                          Chief Executive Officer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (09-03)                    Persons who respond to the collection of
                                    information contained in this form are not
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